Via U.S. Mail and Fax
Mr. Charles D. Kissner
Chief Financial Officer
Stratex Networks, Inc.
120 Rose Orchard Way
San Jose, CA 95134

          January 26, 2006

RE: Stratex Networks, Inc.
  Form 10-K for the fiscal year ended March 31, 2005
  File No. 000- 15895

Dear Mr. Kissner:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

          DIVISION OF
CORPORATION FINANCE